UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 25
NOTIFICATION OF REMOVAL
FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-33005
Integrity Bancshares, Inc.                    Nasdaq Global Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
11140 State Bridge Road, Alpharetta, Georgia 30022                    (770) 777-0324

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, no par value

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR240.12d2-2(a)(1)

☐	17 CFR240. 12d2-2(a)(2)

☐	17 CFR240.12d2-2(a)(3)

☐	17 CFR240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240. 12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. 1

☒	Pursuant to 17 CFR 240. 12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Integrity Bancshares, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 18, 2008	By /s/ Suzanne Long	SVP and Chief Financial Officer

Date	Name	Title